BISON CAPITAL ACQUISITION CORP.

609-610 21SI Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China

June 16, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Erin E. Martin

Re:	Bison Capital Acquisition Corp. Registration Statement on Form S-1 (File No. 333-218404) ( the "Registration Statement")

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bison Capital Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Monday, June 19, 2017 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ James Jiayuan Tong
James Jiayuan Tong Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC Graubard Miller